Exhibit 99.2

noco-noco Inc.

(incorporated in the Cayman Islandswith limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON DECEMBER 13, 2024

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of noco-noco Inc. (the “Company”) will be virtually held on December 13, 2024 at 9:00A.M. (Singapore time) at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190 (limited seats only to the first 10 members, please reserve via email to proxy@noco-noco.com) and virtually at https://conveneagm.sg/noconoco2024EGM for the purpose of considering and voting upon, and, if thought fit, passing and approving the following resolutions:

(i)
“RESOLVED, as an ordinary resolution, that the postponement of the effective date of (i) the share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of fifty-to-one (50:1) (the “Share Consolidation”) and (ii) the corresponding amendment of the authorised share capital of the Company to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each as a result of the Share Consolidation, each of which as approved at the extraordinary general meeting of the Company held on 7 October 2024, from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.”

(ii)
“RESOLVED, as a special resolution, that the postponement of the effective date of the second amended and restated memorandum and articles of association as adopted by special resolution passed on 7 October 2024 of the Company from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.”

(iii)
“RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, immediately after the Share Consolidation, be increased from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each to US$100,000 divided into 20,000,000 ordinary shares of US$0.005 par value each, by the creation of 10,000,000 ordinary shares of a $0.005 par value each, which will rank equally with all existing shares (the “Increase in Authorised Share Capital”).”

(iv)
“RESOLVED, as a special resolution, that the revised form of second amended and restated memorandum and articles of association of the Company, a copy of which is attached to the accompany proxy statement, which reflects, among other things, the change in authorised share capital resulted from the Share Consolidation and the Increase in Authorised Share Capital, be approved and adopted in their entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with effect from 20 December 2024 or a later date as determined by the board of directors.”

The Board of Directors has fixed the close of business on October 29, 2024 (New York time)as the record date (the “Record Date”). All holders of our ordinary shares, on the Record Date are entitled to receive notice of and to vote at our extraordinary general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the extraordinary general meeting. Your vote is important. If you cannot attend the extraordinary general webcast meeting on your own , you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 3 Temasek Avenue Centennial Tower, Level 18, Singapore 039190, Attention: noco-noco EGM team, or by email to proxy@noco-noco.com as soon as possible and in any event no later than 10:00 a.m. November 29, 2024 (Singapore time).

BY ORDER OF THE BOARD OF DIRECTOR
Masataka Matsumura Director and Chief Executive Officer Date: October 28 , 2024